SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUPREME INDUSTRIES, INC.

(Name of Subject Company)

SUPREME INDUSTRIES, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.10 per share

Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

868607102

(CUSIP Number of Class of Securities)

John Dorbin

General Counsel

Supreme Industries, Inc.

P.O. Box 237

2581 E. Kercher Road

Goshen, Indiana 46528

(574) 642-3070

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Ave.

Suite 700

Dallas, Texas 75219

Ph: (214) 651-5000

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) for the outstanding shares of Class A common stock, par value $0.10 per share, and Class B common stock, par value $0.10 per share (the Class A common stock and the Class B common stock collectively referred to as the “Shares”), of Supreme Industries, Inc. (the “Company”) by Redhawk Acquisition Corporation (“Redhawk”), a wholly-owned subsidiary of Wabash National Corporation (“Wabash”).  The following documents related to the proposed tender offer are attached as exhibits to this Schedule 14D-9C: (i) Press release issued by the Company, dated August 8, 2017 (Exhibit 99.1); (ii) Wabash — Supreme Announcement distributed to certain of the Company’s employees on August 9, 2017 (Exhibit 99.2); (iii) Supreme customer talking points, first used on August 9, 2017; and (iv) Supreme supplier talking points, first used on August 9, 2017.

The information set forth under Items 1.01, 5.02, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on August 9, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Notice to Investors

The Offer described above has not yet commenced.  This filing and the attached exhibits are not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities.  The solicitation and the offer to buy the Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Wabash and Redhawk intend to file with the SEC.  In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.  Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials.  Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investor.supremecorp.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements.  Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations.  These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business.  These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making

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it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Wabash and Redhawk and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof.  All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release, dated August 8, 2017.

99.2	Wabash — Supreme Announcement distributed to certain of the Company’s employees on August 9, 2017.

99.3	Supreme Customer Talking Points, first used on August 9, 2017.

99.4	Supreme Supplier Talking Points, first used on August 9, 2017.

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